CALYX CULTIVATION TECH. CORP.

Accountants' Review Report

12/31/18

CALYX CULTIVATION TECH. CORP.
December 31, 2018

TABLE OF CONTENTS

BRITTON & ASSOCIATES, CPAS PLLC
Certified Public Accountants
9660 Hillcroft, Suite 253
Houston, TX 77096
(713-283-5200)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Calyx Cultivation Tech. Corp.
Houston, Tx

We have reviewed the accompanying financial statements of Calyx Cultivation Tech. Corp. (the Company) which comprise the balance sheet as of December 31, 2018, and the related statement of income and stockholders' equity and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financials as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to in accordance with accounting principles generally accepted in the United States of America.

Britton & Associates, CPA's, PLLC
Houston, Texas
March 01, 2018

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CALYX CULTIVATION TECH. CORP.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS

Cash	$	347,076
Accounts receivable - trade		67,245
Contracts pending		426
Inventory		565,955
Investments		55,000
Prepaid expense		-
Total current assets		1,035,702
PROPERTY, PLANT AND EQUIPMENT -- at cost		628,735
Less accumulated depreciation		-
Net property, plant and equipment		628,735

OTHER ASSETS

Origination fees		44,461
Intangible assets		-
		44,461
Total assets	$	1,708,898

See accountants' review report.

CALYX CULTIVATION TECH. CORP.
BALANCE SHEET
DECEMBER 31, 2018

LIABILITIES

CURRENT LIABILITIES
    Accounts payable - trade
    Long term liabilities - current   54,000

    Total current liabilities   54,000

LONG TERM LIABILITIES   625,893

Total liabilities   679,893

SHAREHOLDERS' EQUITY

COMMON STOCK - 400,000,000 shares authorized,
295,023,664 outstanding.   1,159,023
RETAINED EARNINGS (DEFICIT)   (130,018)

    Total shareholders' equity   1,029,005

Total liabilities and shareholders' equity $ 1,708,898

CALYX CULTIVATION TECH. CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2018

SALES	$	2,624
COST OF GOODS SOLD		7,078
Gross profit		(4,454)
OPERATING EXPENSES		125,564
Operating income		(130,018)
NET INCOME (LOSS)		(130,018)
RETAINED EARNINGS - Beginning of year		-
RETAINED EARNINGS (DEFICIT) - End of year	$	(130,018)

See accountants' review report.

CALYX CULTIVATION TECH. CORP
STATEMENT OF CASH FLOW
DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (130,018)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	-
Changes in assets and liabilities:	
Accounts receivable	(67,245)
Contracts in progress	(426)
Inventory	(565,955)
Prepaid expenses	(44,461)
Accounts payable	-
Accrued liabilities	-
Total adjustments	(678,087)
Net cash provided by (used for) operating activities	(808,105)
CASH FLOWS FROM INVESTING ACTIVITIES	
Intangible assets	-
Investments	(55,000)
Capital expenditures - net of disposals	(628,735)
Net cash used for investing activities	(683,735)
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes payable	679,893
Common stock	1,159,023
Net cash provided by financing activities	1,838,916
NET INCREASE (DECREASE) IN CASH	347,076
CASH -- Beginning of period	-
CASH -- End of period	$ 347,076
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -

See accountants' review report.

1. ORGANIZATION AND BUSINESS

Calyx Cultivation Tech. Corp. – Calyx (formerly Eco Rite Inc.), a Texas corporation, was formed August 8, 2007 (as Eco Rite Inc, Inc.). It is a Subchapter C Corporation. Its operations are in Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash:
Cash includes cash on hand and in bank checking accounts.

b. Property, plant and equipment and related depreciation:
Property, plant and equipment are recorded at cost. The Company provides for depreciation over the estimated lives of the assets by use of the straight-line method. Total depreciation expense for the year ended December 31, 2018 was $0. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

c. Allowance for doubtful accounts:
The allowance for doubtful accounts receivable is based on management's evaluation of the aging of accounts receivable.

d. Inventories:
Inventories consist primarily of led chips and lighting fixtures and are stated at cost, determined by the first-in, first-out method.

e. Use of estimates:
The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

f. Federal income tax:
The Companies are taxed under the provision of Chapter C of the Internal Revenue Code. The tax returns are prepared on an accrual basis using accelerated depreciation. Any timing differences are recorded as deferred Federal income tax.

g. Cash flow reporting:
For purposes of reporting cash flows, cash includes cash on hand and amounts due from bank (checking and investment accounts).

h. Concentration of risk:

The Company maintains its cash in bank deposit accounts at a high credit quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2018 the balance did not exceed the limit.

2. PROPERTY, PLANT AND EQUIPMENT

Furniture and Fixtures	5,013
Grow lab	623,722
Total	$628,735

3. LEASE COMMITMENTS

The Company has one lease commitment at December 31, 2018. The is a ten-year lease for two leased office spaces. It was incurred January 1, 2018 and expires December 31, 2027 payable at $3768.92 per month.

Future minimum lease payments are as follows:

2019	$45,227
2020	46,097
2021	46,967
2022	47,836
2023	48,706
2024 and beyond	203,521
Total	$438,354

4. NOTES PAYABLE

The Company has a note payable to a related company. It is payable at $5,427 per month including interest at 7.00% for a period of sixty months beginning September 15, 2018 with a balloon payment due August 31, 2023.

Future payments are as follows:

2019	$54,000
2019	54,000
2020	54,000
2021	54,000
Beyond 2021	463,893
Total	$679,893

5. INVESTMENTS

Investments consist of an ownership interest in commercial real estate rental LLC.